MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 3, 2006

3.	News Release

A news release dated February 3, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on February 3, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 3, 2006, TransGlobe announced another successful development well on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 3, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL DEVELOPMENT WELL IN YEMEN

Calgary, Alberta, Friday, February 3, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces another successful development well on Block S-1 in the Republic of Yemen.

Block S-1, Yemen (25.0% working interest)

An Nagyah #19, which commenced drilling on January 9th, 2006, reached a total depth of 1,705 meters and was completed as a producing oil well after flowing at a stabilized rate of 3,226 barrels of light (43 degree API) oil per day and 1.6 million cubic feet of gas per day at a flowing pressure of 500 psi on a 48/64 inch choke.

The An Nagyah #19 well encountered the Lam A sandstone reservoir and was completed in a 266 meter horizontal section. The well is now being pipeline connected to the An Nagyah facilities.

The drilling rig is preparing to move to the next drilling location at An Nagyah #20. The An Nagyah #20 well is planned as an 850 meter horizontal well in the Lam A sandstone of the An Nagyah field, between vertical producers An Nagyah #5 and An Nagyah #7 in the western portion of the field.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s David Ferguson	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
David C. Ferguson,	#2500, 605 – 5th Avenue, S.W.,
Vice President, Finance & CFO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com